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                                                                    Exhibit 21.0


       List of Fidelity National Information Solutions, Inc. Subsidiaries

EnviroCheck, Ltd.,
E/Risk Information Services
Fidelity National Credit Service, Inc.
Fidelity National Flood, Inc.
Fidelity National Tax Service, Inc.
International Data Management Corporation
Market Intelligence, Inc.
NRC Insurance Services, Inc.
Risco, Inc.
VISTA DMS
VISTA DMS - CANADA